KIRKLAND LAKE GOLD ANNOUNCES SECOND QUARTER 2019 PRODUCTION, RESULTS INCLUDE
RECORD PRODUCTION AT FOSTERVILLE OF 140,701 OUNCES

Toronto, Ontario - July 10, 2019 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced production for the second quarter of 2019 ("Q2 2019") of 214,593 ounces and for the first six months of 2019 ("H1 2019") of 446,472 ounces. Production in Q2 2019 was driven by record quarterly production at Fosterville totaling 140,701 ounces, bringing year-to-date production at the mine to 269,145 ounces at June 30, 2019. Production at Fosterville is expected to increase from Q2 2019 levels in each of the final two quarters of the year, with the mine remaining on track to achieve full-year 2019 guidance of 570,000 - 610,000 ounces. On a consolidated basis, the Company continues to target full-year 2019 production of 950,000 - 1,000,000 ounces. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Highlights of Q2 2019 and H1 2019 production results:

  Consolidated Q2 2019 production of 214,593 ounces compared to 164,685 ounces in the second quarter of 2018 ("Q2 2018") and 231,879 ounces the previous quarter ("Q1 2019") (H1 2019 consolidated production of 446,472 ounces, 43% higher than 312,329 ounces in the first half of 2018 ("H1 2018"))
  Gold poured in Q2 2019 of 216,166 ounces, with consolidated gold sales totaling 212,091 ounces (H1 2019 gold poured of 446,417 ounces, with total gold sales of 445,020 ounces)
  Record quarterly production at Fosterville totaling 140,701 ounces, an increase of 82% from 77,462 ounces in Q2 2018 and 10% higher than 128,445 ounces in Q1 2019 (H1 2019 production of 269,145 ounces, a 90% increase from 141,305 ounces in H1 2018)
  Production at Macassa in Q2 2019 totaling 49,196 ounces compared to 60,571 ounces in Q2 2018 and record production of 72,776 ounces the previous quarter (H1 2019 production of 121,972 ounces, 6% higher than 114,609 ounces in H1 2018)
  Production at Holt Complex of 24,696 ounces versus 26,652 ounces in Q2 2018 and 30,658 ounces in Q1 2019  (H1 2019 production of 55,355 ounces, similar to 56,415 ounces in H1 2018)

Other key developments during Q2 2019, include:

  Exploration success at Macassa
    Underground drilling expands high-grade mineralization in the South Mine Complex ("SMC") to the east, west and to depth; two new areas of high-grade mineralization along the Amalgamated Break identified.
  Strong Q1 2019 net earnings and free cash flow
    On May 7, 2019, the Company reported strong financial results for Q1 2019, including record adjusted net earnings per share of $0.53 and free cash flow of $93.1 million
    Cash and cash equivalents at June 30, 2019 totaled $469 million, an increase of $137 million or 41% from $332 million at December 31, 2018 (and an increase of $53 million or 13% from $416 million at March 31, 2019).
  Continued focus on shareholder returns
    Quarterly dividend of C$0.04/share paid on April 12, 2019 to shareholders of record at March 31, 2019; Q2 2019 quarterly dividend of $0.04/share announced on May 7, 2019, to be paid on July 12, 2019 to shareholders of record on June 28, 2019. The Q2 2019 dividend payment is the first time the Company's quarterly dividend is being paid in US dollars. (US dollar dividend payments are converted into Canadian dollars for Canadian shareholders using the spot price exchange rate on July 11, 2019, the date prior to the payment date)

  Common share price increased 36% in Q2 2019 (55% year to date) on the TSX, closing on Friday, July 5, 2019 at C$55.03/share ($42.07/share on the NYSE and A$61.54/share on the ASX (July 4)).

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: "Fosterville achieved a record quarter in Q2 2019, with production exceeding planned levels largely due to strong grade performance in the Swan Zone. We are targeting higher levels of production from Fosterville in both the third and fourth quarters of the year as ounces produced from the Swan Zone increase, with the mine tracking well towards its full-year 2019 guidance of 570,000 - 610,000 ounces. At Macassa, we saw average grades more in line with expected levels in Q2 2019, which compared to Q1 2019 when the record average quarterly grade of 29.6 g/t was achieved mainly due to grade outperformance in the SMC. Tonnes processed during Q2 2019 were lower than expected, largely reflecting excess water from the spring run-off, which limited the use of the lower loading pocket at the #3 Shaft. The impact of the water extended longer than anticipated, through to the end of the quarter. Water levels are receding, and we do not expect third and fourth quarter production to be impacted. Macassa remains on track to achieve its full-year 2019 guidance of 240,000 - 250,000 ounces."

Q2 and H1 2019 Production Results

	Q2 2019	Q2 2018	Q1 2019	H1 2019	H1 2018
Fosterville[1]
Ore Milled (tonnes)	111,280	121,342	140,184	251,464	245,011
Grade (g/t Au)	39.9	20.6	29.0	33.8	18.7
Recovery (%)	98.7	96.2	98.3	98.5	96.0
Gold Production (ozs)	140,701	77,462	128,445	269,145	141,305
Macassa
Ore Milled (tonnes)	72,681	89,781	77,990	150,671	176,442
Grade (g/t Au)	21.5	21.5	29.6	25.7	20.5
Recovery (%)	97.9	97.7	98.2	98.1	97.7
Gold Production (ozs)	49,196	60,571	72,776	121,972	114,609
Holt Complex[3]
Ore Milled (tonnes)	185,398	195,054	200,786	386,184	401,798
Grade (g/t Au)	4.4	4.5	5.0	4.7	4.6
Recovery (%)	95.0	94.1	95.7	95.4	94.6
Gold Production (ozs)	24,696	26,652	30,658	55,355	56,415
Total Consolidated Production (ozs)	214,593	164,685	231,879	446,472	312,329
Total Consolidated Gold Sales (ozs)	212,091	164,305	232,929	445,020	312,068

1) Numbers may not add due to rounding

2) The Holt Complex includes the Holt Mine, Taylor Mine and Holloway Mine, which all feed the Holt Mill. On February 21, 2019, the Company announced plans to resume operations at Holloway following completion of a revised and updated royalty agreement. Production from Holloway is included in the Company's commercial production effective that date.

Performance Against Full-Year 2019 Production Guidance

	Macassa	Holt Complex	Fosterville	Consolidated
2019 Guidance (,000 ozs)	240 - 250	140 - 150	570 - 610	950 - 1,000
H1 2019 Production (ozs)	121,972	55,355	269,145	446,472

H1 2019 production totaled 446,472, an increase of 43% from 312,329 ounces in H1 2018. The main contributor to the strong growth compared to the same period in 2018 was record production at Fosterville, mainly due to a significant improvement in the average grade. Production from Fosterville is expected to increase significantly during the second half of the year, as is production from the Holt Complex. Macassa ended H1 2019 well positioned to achieve its full-year 2019 production guidance, with production in the second half of the year expected to be similar to the H1 2019 total of 121,972 ounces. The Company remains on track to achieve its full-year 2019 production guidance of 950,000 - 1,000,000 ounces of gold production.

Review of Operating Mines

Fosterville

The Fosterville Mine produced 140,701 ounces in Q2 2019, an increase of 82% from 77,462 ounces in Q2 2018 and 10% higher than 128,445 ounces the previous quarter. Production in Q2 2019 resulted from processing 111,280 tonnes at an average grade of 39.9 g/t and average mill recoveries of 98.7%. The growth in production from both prior periods was due to a significant increase in the average grade, which was 94% and 38% higher than in Q2 2018 and Q1 2019, respectively. The strong grade performance in Q2 2019 resulted from increased mining  of high-grade stopes in the Swan Zone during the quarter compared to the previous quarter as the stoping front continued to progress deeper into the high-grade sections of the Swan Zone. There were no production stopes from the Swan Zone included in Q2 2018 production. Tonnes processed in Q2 2019 were largely in line with expected levels, with the reduction from both prior periods largely reflecting a focus on maximizing grade in the mine plan.

Production at Fosterville in H1 2019 totaled 269,145 ounces, an increase of 90% from 141,305 ounces for the same period in 2018. H1 2019 production resulted from processing 251,464 tonnes at an average grade of 33.8 g/t and average recoveries of 98.5%. The increase from H1 2018 was mainly due to an 81% improvement in the average grade, largely reflecting the contribution from high-grade stopes in the Swan Zone to H1 2019 production. Stope production from the Swan Zone commenced during the third quarter of 2018. Mill throughput in H1 2019 averaged 1,390 tonnes per day, in line with expected levels and similar to the 1,350 tonnes per day average achieved in H1 2018.

Following completion of H1 2019, Fosterville was on track to achieve the mine's full-year 2019 production guidance of 570,000 - 610,000 ounces. Production levels in H2 2019 are expected to be significantly higher than during the first half of the year, reflecting increased production from the Swan Zone.

Macassa

The Macassa Mine produced 49,196 ounces in Q2 2019, which compared to 60,571 ounces in Q2 2018 and record production of 72,776 ounces the previous quarter. Production in Q2 2019 resulted from processing 72,681 tonnes at an average grade of 21.5 g/t and average recoveries of 97.9%. The change in production from Q2 2018 reflected lower tonnes milled largely reflecting the impact of excessive water in the mine during the spring run-off, which limited the use of the lower loading pocket at the #3 Shaft. The change in production from the previous quarter resulted from a reduction in the average grade from the record quarterly grade of 29.6 g/t in Q1 2019, as well as reduced tonnes milled.

Production at Macassa in H1 2019 totaled 121,972 ounces, an increase of 6% from 114,609 ounces for the same period in 2018. The increase in production in H1 2019 reflected a 25% improvement in the average grade, to 25.7 g/t, reflecting significant grade outperformance from stopes on the 5700 Level of the SMC during Q1 2019. The impact of a higher average grade compared to H1 2018 more than offset a reduction in tonnes milled in H1 2019 versus the same period a year earlier.

At June 30, 2019, Macassa was well positioned to achieve the mine's full-year 2019 production guidance of 240,000 - 250,000 ounces, with tonnes milled expected to increase in H2 2019 from levels achieved in the first half of the year.

Holt Complex

During Q2 2019, the Holt Complex produced 24,696 ounces based on processing 185,398 tonnes at an average grade of 4.4 g/t and at average recoveries of 95.0%. Production in Q2 2019 compared to production of 26,652 ounces in Q2 2018 and 30,658 ounces the previous quarter. The change in production from Q2 2018 largely reflected lower production at Taylor Mine (10,204 ounces versus 12,940 ounces in Q2 2018) as the favourable impact of a higher average grade was more than offset by reduced mill throughput. Compared to the previous quarter, production at Holt Mine of 12,928 ounces in Q2 2019 compared to 17,225 ounces in Q1 2019 with the reduction reflecting lower average grades (3.9 g/t in Q2 2019 versus 4.8 g/t the previous quarter). Q2 2019 production at Taylor compared to production of 12,377 ounces in Q1 2019 with the change reflecting both a lower average grade (5.2 g/t versus 5.4 g/t the previous quarter) and reduced tonnes milled (64,186 tonnes in Q2 2019 versus 75,085 tonnes process in Q1 2019). At Holloway, 1,564 ounces were produced in Q2 2019 versus nil in Q2 2018 and 1,056 ounces the previous quarter.

For H1 2019, the Holt Complex produced 55,355 ounces, similar to the 56,415 ounces produced for the same period in 2018. Production at Holt Mine of 30,153 ounces was largely unchanged from 30,387 ounces in H1 2018. The Taylor Mine produced 22,581 ounces in H1 2019 compared to 25,995 ounces in H1 2018, as reduced levels of mill throughput more than offset an increase in the average grade year over year.  The Holloway Mine produced 2,621 ounces in H1 2019 versus 33 ounces while on care and maintenance in H1 2018.

The Company is targeting higher levels of production from the Holt Complex in H2 2019 compared to the first half of the year. Production at Holloway is expected to ramp up with full-year 2019 production targeted at approximately 20,000 ounces. The Company's full-year 2019 production guidance for the Holt Complex remains unchanged at 140,000 - 150,000 ounces.

Qualified Person

Natasha Vaz, P.Eng., Vice President, Technical Services is a "qualified person" as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Filing of Full-Year 2018 Financial Statements and MD&A

The Company's 2018 annual report, including the consolidated Financial Statements and Management's Discussion & Analysis, was filled with the SEC and on SEDAR on February 21, 2019 and are available on the Company's website. In addition, the Company makes available, and will provide to all shareholders, upon request, hard copies of these documents free of charge.

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward looking statements" and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes to production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating or technical difficulties); fluctuation in gold price; changes in foreign exchange rates (particularly the Canadian dollar, Australia dollar and U.S. dollar); disruptions affecting operations; the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws and regulations (including tax legislation); and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2018, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Forward looking statements include information as to plans, strategy and future operational and financial performance, project timeline, expected production rates, the use of stockpile inventory, expected recoveries and other statements that express management's expectations or estimates on future production. While such statements are considered reasonable by the Company at the time of making such statements, should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com